**12g3-2(b) File No. 82 –4965**

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
**UNITED STATES OF AMERICA**



27 October 2005

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.



Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges



Mobistar NV/SA – Kolonel Bourgstraat 149 rue Colonel Bourg

Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Mobistar announces a 10% rate of growth in service revenues

Brussels, 26 October 2005

**Brussels, 26 October 2005 – As at 30 September 2005, Mobistar had 2,886,739 active customers, 5.2% more than the previous year. The ARPU (Average Revenue Per User) reached € 37.31 a month per active customer. Service revenues at the end of the third quarter of 2005 (9 months) increased by 10% compared with that at the end of the third quarter of the preceding financial year, reaching € 1,041.1 million.**

In spite of a maturing and increasingly competitive market, Mobistar has recorded an increase of over 5% in its customer base, with a total of 2,886,739 active customers as at 30 September 2005, against 2,743,267 customers the year before. In the course of the third quarter of 2005, the customer base showed a net increase of 19,217 customers, representing growth almost equal to cumulative growth over the first two quarters of the year.

As a result of, among other things, the noticeable increase in the number of postpaid customers, who now represent over 40% of Mobistar's customer base (compared to 33.9% a year ago), the monthly Average Revenue Per User (ARPU) has reached € 37.31 a month, which is 2.2% more than the ARPU as at 30 September 2004.

These various factors have enabled Mobistar to record a growth in the service revenues of 10%, which reached € 1,041.1 million at the end of the third quarter, against € 946.2 million the previous year. Consolidated turnover as at 30 September 2005, which includes the sale of mobile phones, reached

€ 1,070.9 million against € 988 million as at 30 September 2004, representing an increase of 8.4%. All indicators enable us to confirm that Mobistar will be in a position to achieve its end-of-year targets.

http://www.mobistar.be/en/corporate/pdf/table20051026_en.pdf

***

*Mobistar (EURONEXT BRUSSELS: MOBB) is one of the main actors in the world of telecommunications in Belgium, active in mobile telephony, fixed telephony, ADSL and on other markets with a strong growth potential (data transmission, etc.). Mobistar is part of the Orange Group which brings together most of the mobile activities of France Telecom.Mobistar is listed on the Brussels Stock Exchange. On 30 September 2005 Mobistar counted a total of 2,886,739 active customers for mobile telephony.*